Exhibit 99.1

Ballard Power Systems Issues First Quarter 2003 Results

For Immediate Release – April 30, 2003

Vancouver, Canada - Ballard Power Systems (TSX:BLD; NASDAQ:BLDP) today reported its financial results for the first quarter ending March 31, 2003. All amounts are reported in U.S. dollars unless otherwise noted.

Ballard’s revenue in the first quarter ending March 31, 2003 was $33.1 million, compared to $12.1 million for the same period in 2002. Net loss for the quarter was $22.5 million ($0.19 per share), compared to a loss of $50.7 million ($0.48 per share) for the same period in 2002. Excluding restructuring related costs, the loss for the quarter was $19.9 million ($0.17 per share) versus $42.8 million ($0.41 per share) for the first quarter in 2002. Included in the net loss for the quarter were foreign exchange gains of $7.9 million ($0.07 per share). Cash used by operations and capital expenditures for the quarter, excluding restructuring and integration expenses, was $15 million compared to $53.7 million for the same period last year.

“Ballard is pleased to report strong first quarter performance with record revenues and a significant reduction in cash consumption,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “This improved performance reflects the effective execution of previously announced plans to sharpen our focus and streamline our organization.”

Mr. Campbell continued, “We continue to build on the momentum from 2002 as we deliver products to support our customers’ fuel cell demonstration fleets while adding new customers and new applications for our products. By our count, the major automakers, including DaimlerChrysler, Ford, Honda, Toyota and General Motors have announced plans to place a total of 176 fuel cell powered cars into the hands of customers in fleet demonstrations over the next two years. 85 per cent of these vehicles, or 150 of the 176, will be powered with Ballard® fuel cells.”

During the first quarter, Ballard shipped nine heavy-duty fuel cell bus engines to DaimlerChrysler’s Mannheim bus assembly plant for integration into Evobus Citaro buses. These deliveries are part of the 30-bus fleet to be demonstrated in 10 European cities, beginning with Madrid, Spain in May of this year.

Ballard recently added a new automotive customer with the signing of a $1.5 million order for fuel cell products. This brings to nine the number of automotive customers worldwide who will have acquired Ballard’s automotive fuel cell products or power trains as part of their fuel cell vehicle development programs.

“Our revenues continue to be driven by our transportation business as we deliver fuel cell modules and engines and meet our technical milestones in support of our customers’ vehicle introduction and field trial programs,” said Dave Smith, Ballard’s Chief Financial Officer. “Our progress against our plan is encouraging as can be seen by the improvements in our quarter over quarter performance in nearly all areas.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com

We are on track to meet our 2003 cash consumption guidance of $80 million for operating and capital expenditures and $9 million for restructuring expenses and our 2003 revenue guidance of between $110 and $120 million.”

Ballard has been selling electric drive systems for ground support equipment for over a year. Although the primary application for this technology is currently for airport baggage tractors, other airport vehicle applications and in-plant tow tractors are being introduced and demonstrated by our customers. These additional applications open up new markets for Ballard and provide the potential to further increase volumes and reduce costs.

Ballard’s hydrogen combustion engine generator set (genset) was demonstrated in February 2003, when Stuart Energy unveiled and demonstrated its electrolytic Hydrogen Energy Station (HES) at its headquarters in Mississauga, Ontario. The HES is a multi-application system that generates, stores and delivers hydrogen for both backup power and vehicle fueling. The hydrogen genset is utilized to provide backup power.

In addition to these product developments, there were a number of other corporate developments at Ballard in the first quarter.

In 2002, Ballard announced its intention to rationalize its fuel processing business through a partnership, joint venture or sale. Ballard was not able to conclude a transaction to its satisfaction and as a consequence will complete its current obligations and begin the process of phasing out all of its internally-funded fuel processing activities. This decision supports Ballard’s objectives of focusing development activities on core products, minimizing cash consumption, and retaining access to the technology. Ballard will assess and rationalize its fuel processing intellectual property portfolio with a goal of maintaining only intellectual property that has strategic value to it. Ballard will continue to seek opportunities to generate value from its intellectual property portfolio through either the licensing or sale of specific intellectual property. Ballard will continue its collaborations with both Tokyo Gas and Osaka Gas through EBARA BALLARD Corporation for the development of its 1 kW stationary combined heat and power generators, including the development of natural gas fuel processing and maintaining Ballard’s license to such technology. The impact on operating expenses and business integration and restructuring expenses from the phase down of Ballard’s fuel processing activities versus sale or joint venture is not expected to be material.

As announced in December 2002, DaimlerChrysler and Ford have agreed in principle that, at Ballard’s request, at any time after December 31, 2003, they will make an equity investment in Ballard of a total of Cdn.$55 million, comprising Cdn.$30 million by DaimlerChrysler and Cdn.$25 million by Ford. Ballard, DaimlerChrysler and Ford intend to formalize this agreement in principle through an amendment to their existing alliance agreement. Ballard is also working with DaimlerChrysler and Ford to finalize the milestones and deliverables for its next generation fuel cell engine. DaimlerChrysler and Ford have agreed in principle to fund up to $97 million (expected to be primarily between 2005 and 2007) towards the development of this engine.

Up to $28 million of this funding may be in the form of an equity investment with the balance by way of engineering service revenue. The parties will formalize these commitments through a development agreement for the next generation fuel cell engine. Progress is being made on both agreements and Ballard expects to sign the agreements in 2003.

Ballard is one of the first companies in North America to develop, implement, and have certified a fully integrated quality, environment, health and safety management system at its manufacturing and research and development facilities in Burnaby, BC. Ballard recently achieved international certification to ISO 14001:1996 (environment), OHSAS 18001:1999 (health and safety) and re-certification to ISO 9001:2000 (quality) standards at its Burnaby facilities. The integrated management system supports Ballard’s increased focus on quality, customers and processes.

On March 1, Ballard completed the previously announced succession of Dennis Campbell to the position of Chief Executive Officer. Ballard’s former Chief Executive Officer, Firoz Rasul, will continue to serve as Chairman of the Board and will focus on further strengthening Ballard’s corporate governance practices. For the remainder of 2003, Mr. Rasul has assumed the additional role of special advisor to the President and Chief Executive Officer where he will work with government and industry, on behalf of Ballard, to overcome barriers to the mass commercialization of fuel cells.

Ballard invites its shareholders to attend its Annual Shareholders’ Meeting taking place on May 22, 2003 at 10:00 a.m. Eastern Time at the Design Exchange, 234 Bay Street, Toronto, Ontario. On hand will be technology and product displays and representatives to answer questions, as well as fuel cell vehicles for a ride-and-drive to be held at the Fairmont Royal York Hotel, 100 Front Street West, Toronto from 11:30 a.m. until 1:30 p.m.

A conference call will be held at 7:00 a.m. Pacific Time (10:00 a.m. Eastern Time) on April 30, 2003 to discuss the results for the first quarter. Access to the call may be obtained by calling the operator at 416.640.1907 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416.640.1917. The confirmation number to access the playback is 242433#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com and will be archived for replay for two weeks.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

MANAGEMENT’S DISCUSSION & ANALYSIS AND FINANCIAL STATEMENTS

This discussion and analysis covers our interim consolidated financial statements for the three months ended March 31, 2003.  As well, it provides an update to the discussion and analysis contained in our 2002 Annual Report.  This discussion and analysis should be read in conjunction with the “Management’s Discussion & Analysis” section and the annual consolidated financial statements contained in our 2002 Annual Report.

In this Management’s Discussion & Analysis, unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries.

All amounts are expressed in U.S. dollars unless otherwise noted.

OVERVIEW

On December 9, 2002, we announced a five-year plan (the “Corporate Restructuring”) that provides for a significant reduction in cash consumption, an organizational restructuring (including a reduction of approximately 400 employees), development funding for our next generation transportation fuel cell engine and the further commitment of our vehicular alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”). The Corporate Restructuring involves managing our organization functionally (other than with respect to our Material Products division) which is increasing our efficiency and enabling us to focus on and accelerate the development of our core technologies, while at the same time reducing administrative overhead expense.

As a result of the Corporate Restructuring, we now operate in three market segments, Transportation, Power Generation and Material Products. We develop, manufacture and market complete proton exchange membrane (“PEM”) fuel engines, PEM fuel cell components and electric drive systems for the Transportation market segment.  We develop, manufacture and market a variety of fuel cell and other power generation products ranging from 1 kW portable power products and larger stationary products to power electronics for the Power Generation market segment.  Our Material Products division develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

In 2002, we announced our intention to rationalize our fuel processing business through a partnership, joint venture or sale. We were not able to conclude a transaction to our satisfaction and as a consequence will complete our current obligations and begin the process of phasing out all of our internally-funded fuel processing activities. This decision supports our objectives of focusing development activities on core products, minimizing cash consumption, and retaining access to the technology. We will assess and rationalize our fuel processing intellectual property portfolio with a goal of maintaining only intellectual property that has strategic value to us.  We will continue to seek opportunities to generate value from our intellectual property portfolio through either the licensing or sale of specific intellectual property.  We will continue our collaborations with both Tokyo Gas and

Osaka Gas through EBARA BALLARD Corporation (“EBARA BALLARD”) for the development of our 1 kW stationary combined heat and power generators, including the development of natural gas fuel processors and maintaining our license to such technology. The impact on operating expenses and business integration and restructuring expenses from the phase down of our fuel processing activities versus sale or joint venture is not expected to be material.

Our net loss for the quarter ended March 31, 2003 was $22.5 million, or ($0.19) per share, compared with a net loss of $50.7 million or ($0.48) per share during the same period in 2002. The smaller loss for the quarter reflects higher engineering service revenue, foreign exchange gains, reduced operating expenses and lower business integration and restructuring costs. The lower operating expenses were achieved primarily through the deferral of certain development programs, as announced in 2002, and cost reduction initiatives as a result of business integration activities. Cash used by operations and capital expenditures for the three months ended March 31, 2003, excluding business integration and restructuring expenditures of $4.3 million for the quarter ended 2003 and $12.8 million for the comparative period in 2002, was $15.0 million, compared to $53.7 million during the same period in 2002 due primarily to the lower losses described above (excluding non-cash items) and reduced working capital requirements and capital expenditures.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified our policies for revenue recognition, warranty provision, inventory provision, investments, intangible assets and goodwill as critical to our business operations and an understanding of our results of operations. These policies are discussed in detail in the “Management’s Discussion & Analysis” section of our 2002 Annual Report.  The application of these and other accounting policies are described in note 1 to the 2002 annual consolidated financial statements.  The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

RESULTS OF OPERATIONS

Revenues for the three months ended March 31, 2003 were $33.1 million, an increase of $21.0 million or 173% as compared to the corresponding period in 2002. The increase in quarter-over–quarter revenues was due primarily to higher engineering service and product revenues from the Transportation market segment.

	Three Months Ended March 31
	2003			2002
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$12,353	$16,588	$28,941	$7,591	$758	$8,349
Power Generation	463	—	463	39	—	39
Material Products	3,694	—	3,694	3,724	—	3,724
	$16,510	$16,588	$33,098	$11,354	$758	$12,112

The increase in Transportation product revenues results primarily from the delivery of heavy-duty bus engines and related product services for the European Fuel Cell Bus project and to a lesser extent higher revenues from shipments of light-duty fuel cell modules and engines and electric drive systems to our automotive customers. Engineering service revenue reflects the achievement of predefined program development milestones for our customers, the related costs of which are included in research and development expenses. The higher engineering service revenue in 2003 reflects the timing of milestone achievements under this program.

Power Generation revenues for the three months ended March 31, 2003 were primarily from the sale of our Nexa™ power modules and from our 1kW stationary combined heat and power fuel cell generators for the Japanese residential market.

Material Products revenues for the three months ended March 31, 2003 were consistent with revenues during the same period in 2002.

Cost of product revenues for the three months ended March 31, 2003 were $22.5 million, an increase of $8.1 million or 56% from the same period in 2002. The higher cost of product revenues primarily reflects the increase in revenues discussed above and a provision of $5.9 million related to estimated warranty liabilities from firm orders received to supply bus engines for the European Fuel Cell Bus project in 2003. This was partially offset by a reduction of accrued warranty liabilities for our light-duty fuel cell modules due to contractual expirations and lower production costs for the modules.

Research and product development expenses for the three months ended March 31, 2003 were $25.4 million, a decrease of $5.9 million or 19% as compared to the same quarter in 2002. The decrease in expenditures was achieved through cost reduction initiatives and restructuring activities, the deferral of certain programs, such as the 10 kW and 60 kW stationary fuel cell power generator programs, and the reduction of fuel processing activities year-over-year.  Included in research and product development expenses for 2003 are costs of $7.3 million (2002 - $6.1 million) related to achieving predefined program milestones for our customers for which we earned engineering service revenue.

General and administrative expenses for the three months ended March 31, 2003 were $4.7 million, a $1.4 million or 24% decrease from the same period in 2002. The decrease reflects the benefit of cost reduction initiatives and restructuring activities aimed at simplifying and streamlining the organization that were implemented in 2002 after the acquisition of Ballard Power Systems AG (“BPSAG”) and Ballard Power Systems Corporation (“BPSC”).

Marketing expenses for the three months ended March 31, 2003 were $2.4 million, in line with marketing expenses of $2.2 million during the same period in 2002.

Depreciation and amortization was $11.3 million for the three months ended March 31, 2003, a decrease of $0.3 million or 3% as compared to the same period in 2002. The decrease reflects the write-down of property, plant and equipment associated with facility consolidations during 2002, partly offset by the amortization of intangible assets associated with our acquisition of ALSTOM Canada Inc.’s 18.2% interest in our subsidiary Ballard Generation Systems Inc. (“BGS”) in December of 2002.

Investment and other income was $10.2 million for the three months ended March 31, 2003, an increase of $8.0 million or 352% as compared to the same period last year. The increase is primarily due to foreign exchange gains in 2003 relative to foreign exchange losses for the same period in 2002.  The effect of the higher foreign exchange gains in 2003 was partly offset by lower investment income resulting from a decline in interest rates.

The following table provides a breakdown of our investment and other income and foreign exchange gains and losses, for the reported periods:

	Three Months ended March 31
(Expressed in thousands of U.S. dollars)	2003	2002
Investment and other income	$2,363	$2,705
Foreign exchange gain (loss)	7,886	(439)
	$10,249	$2,266

The foreign exchange gains and losses are primarily attributable to the effect of the changes in the value of the Canadian dollar relative to the U.S. dollar on our net Canadian dollar monetary assets.

Equity in loss of associated companies for the three months ended March 31, 2003 was $0.5 million, a $0.2 million increase relative to the same period in 2002. The increase is primarily the result of higher research and development activities related to the 1kW stationary combined heat and power fuel cell generator program in Japan undertaken by EBARA BALLARD for which our investment is accounted for by the equity method.

Minority interest for the three months ended March 31, 2003 was $3.6 million compared to $9.5 million during the same period in 2002. The decrease reflects lower losses from our subsidiary BPSAG and to a lesser extent, lower losses from BGS coupled with a reduction in the minority interest in the ownership of BGS due to our acquisition of ALSTOM Canada Inc.’s 18.2% interest in BGS in December 2002.

Business integration and restructuring costs were $2.6 million for the three months ended March 31, 2003 and $7.9 million for the corresponding quarter of 2002. These costs represent severance and other compensation payments, facility closure costs, asset write-downs and other expenditures associated with the Corporate Restructuring and with integration activities related to the acquisitions of BPSAG and BPSC.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $358.9 million as at March 31, 2003, a decrease of $18.0 million from the end of 2002. The decrease was primarily driven by net losses (excluding non-cash items) of $9.6 million, higher working capital requirements of $8.6 million and capital spending of $1.1 million, partly offset by the change in non-cash long-term liabilities of $0.6 million and net proceeds from the issuance of share capital of $0.3 million. Included in cash used by operations was the payment of $4.3 million of business integration and restructuring costs.

Cash used by operations was $18.2 million for the three months ended March 31, 2003, compared to $61.1 million for the corresponding period in 2002. Net cash losses for the quarter were $9.6 million compared to $41.1 million for the same period in 2002. Non-cash working capital requirements resulted in cash outflows of $8.6 million driven primarily by a $7.6 million increase in accounts receivable due to higher revenues and timing and a $6.5 million decline in accounts payable and accrued liabilities due to the net payment of $2.7 million for business integration and restructuring costs and the payment of bonuses accrued for 2002. These increases in non-cash working capital requirements were partly offset by a $5.3 million increase in accrued warranty liabilities primarily due to anticipated warranty expenditures on firm orders received to supply bus engines for the European Fuel Cell Bus project and increased deliveries of light-duty fuel cell modules.

Investing activities resulted in cash outflows of $0.5 million for the three months ended March 31, 2003, primarily due to increases in short-term investments of $0.5 million and capital spending of $1.1 million, partly offset by an increase in long-term liabilities of $0.6 million related to pensions and proceeds on the sale of intangible assets of $0.5 million.  Capital spending was primarily for manufacturing equipment and lab and test equipment.

Financing activities resulted in a cash inflow of $0.3 million for the three months ended March 31, 2003. The increase was driven primarily by the net proceeds from the issuance of share capital resulting from the exercise of employee stock options.

As at March 31, 2003, we had 116,202,694 common shares, one Class A share and one Class B share issued and outstanding.  As at that date, we also had outstanding stock options to purchase 8,525,964 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2003, we had cash, cash equivalents and short-term investments totaling $358.9 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for PEM fuel cell products, carbon fiber products, alternative fuel combustion engine generator sets, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities and the further development of high-volume manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including our success in executing the Corporate Restructuring, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs.

We expect that our cash requirements for ongoing operations and capital expenditures in 2003 will be approximately $80 million, plus an additional $9.0 million related to cash requirements for the Corporate Restructuring. This is a significant reduction from 2002 and will be achieved by increasing our revenues, decreasing our spending in most expense categories, reducing our capital expenditures and aggressively managing working capital.  We expect that product and technology development expenditures in 2003 will be reduced by the deferral of certain programs, such as the 10 kW and 60 kW stationary fuel cell power generator programs, by the phasing out of our fuel processing activities, by focusing on core programs and, where possible, by leveraging suppliers and partners to develop non-core technology.  As well, the move to a centralized functional structure (other than for our Material Products division) will simplify and streamline the organization, further reducing our cash requirements. Revenues for 2003 are expected to increase to $110 million to $120 million, driven by higher light-duty automotive sales, engineering service revenue from the achievement of customer technical milestones, delivery of the remaining bus engines for the European Fuel Cell Bus project, sales of our Nexa™ power module and an increase in sales of non-fuel cell products such as electric drives, power electronics, and alternative fuel combustion engine generator sets.

As described in the Management Proxy Circular for our 2003 Annual Shareholders’ Meeting and our Management Proxy Circular dated October 18, 2001 with respect to the acquisitions of BPSAG and BPSC from DaimlerChrysler and Ford, certain of our officers are eligible to receive a retention bonus if the officer is continuously employed with us until November 2003.  We are clarifying the terms of the employment agreements with these officers to reflect the original intent to provide payment in our common shares equal to one times annual compensation.  All but one of the agreements were entered into prior to the adoption of the standards in Section 3870 of the Canadian Institute of Chartered Accountants’ Handbook for accounting for stock-based compensation.

As a consequence, the retention bonuses were not previously expensed. Under generally accepted accounting principles, the changes made to the employment agreements require us to expense the cost of these common shares on a prospective basis over the remaining term over which these shares are earned. This will increase non-cash business integration and restructuring costs during 2003 by approximately $4.2 million, $1.0 million of which was recorded in the three months ended March 31, 2003. Due to the non-cash nature of these expenses, there will be no effect on our cash guidance of $9.0 million for business integration and restructuring costs.

As announced in December 2002, DaimlerChrysler and Ford agreed in principle that, at our request at any time after December 31, 2003, they will make an equity investment in us of a total of Cdn.$55 million, comprising Cdn.$30 million by DaimlerChrysler and Cdn.$25 million by Ford.  Ballard, DaimlerChrysler and Ford intend to formalize this agreement in principle through an amendment to our existing alliance agreement.  We are also working with DaimlerChrysler and Ford to finalize the milestones and deliverables for our next generation fuel cell engine. DaimlerChrysler and Ford have agreed in principle to fund up to $97 million (expected to be primarily between 2005 and 2007) towards the development of this engine. Up to $28 million of this funding may be in the form of an equity investment with the balance by way of engineering service revenue.  The parties will formalize these commitments through a development agreement for the next generation fuel cell engine.  Both agreements are expected to be signed in 2003.

RISKS & UNCERTAINTIES

Risks & uncertainties related to economic and industry factors are described in detail in the “Management’s Discussion & Analysis” section of our 2002 Annual Report and remain substantially unchanged.

Consolidated Balance Sheets

Unaudited (Expressed in thousands of U.S. dollars)

	March 31, 2003	December 31, 2002

Assets

Current assets:
Cash and cash equivalents	$218,802	$237,233
Short-term investments	140,094	139,637
Accounts receivable	35,911	28,313
Inventories	26,547	26,134
Prepaid expenses	1,299	2,029
	422,653	433,346

Property, plant and equipment	93,926	97,899
Intangible assets	144,605	156,024
Goodwill	202,958	200,639
Investments	26,017	26,546
Other long-term assets	3,209	3,349
	$893,368	$917,803

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$38,555	$46,749
Deferred revenue	4,424	4,492
Accrued warranty liabilities	30,914	25,637
	73,893	76,878

Long-term liabilities	11,932	11,408
Minority interest	1,134	4,726
	86,959	93,012

Shareholders’ equity:
Share capital	1,191,249	1,187,127
Accumulated deficit	(384,604)	(362,100)
Cumulative translation adjustment	(236)	(236)
	806,409	824,791
	$893,368	$917,803

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Accumulated Deficit

Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended March 31
	2003	2002

Revenues:
Product revenues	$16,510	$11,354
Engineering service and other revenue	16,588	758
Total revenues	33,098	12,112

Cost of revenues and expenses:
Cost of product revenues	22,475	14,365
Research and product development	25,381	31,312
General and administrative	4,734	6,197
Marketing	2,354	2,232
Depreciation and amortization	11,263	11,608
Capital taxes	—	66
Total cost of revenues and expenses	66,207	65,780

Loss before undernoted	(33,109)	(53,668)
Investment and other income	10,249	2,266
Equity in loss of associated companies	(529)	(306)
Minority interest	3,592	9,465
Business integration and restructuring costs	(2,615)	(7,917)

Loss before income taxes	(22,412)	(50,160)
Income taxes	92	557
Net loss for period	(22,504)	(50,717)
Accumulated deficit, beginning of period	(362,100)	(214,605)
Accumulated deficit, end of period	$(384,604)	$(265,322)
Basic and diluted loss per share	$(0.19)	$(0.48)
Weighted average number of common shares outstanding	115,945,430	105,024,342

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended March 31
	2003	2002
Cash provided by (used for):
Operating activities:
Net loss for period	$(22,504)	$(50,717)
Items not affecting cash:
Compensatory shares	2,354	1,554
Depreciation and amortization	13,645	13,682
Loss on sale and writedowns of property, plant and equipment	45	3,588
Equity in loss of associated companies	529	306
Minority interest	(3,592)	(9,465)
Other	(87)	(82)
	(9,610)	(41,134)
Changes in non-cash working capital:
Accounts receivable	(7,598)	(946)
Inventories	(413)	(2,796)
Prepaid expenses	730	(386)
Accounts payable and accrued liabilities	(6,514)	(17,030)
Deferred revenue	(68)	1,352
Accrued warranty liabilities	5,277	(181)
	(8,586)	(19,987)
Cash used by operations	(18,196)	(61,121)
Investing activities:
Net decrease (increase) in short-term investments	(457)	5,749
Additions to property, plant and equipment	(1,098)	(5,408)
Proceeds on sale of property, plant and equipment	2	92
Proceeds on sale of intangible assets	479	—
Investments	—	(351)
Other long-term assets	(87)	(350)
Long-term liabilities	614	881
	(547)	613
Financing activities:
Net proceeds on issuance of share capital	331	5,440
Other	(19)	(19)
	312	5,421
Increase (decrease) in cash and cash equivalents	(18,431)	(55,087)
Cash and cash equivalents, beginning of year	237,233	140,774
Cash and cash equivalents, end of year	$218,802	$85,687

Supplemental disclosure of cash flow information (note 4)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unaudited (Tabular amounts expressed in thousands of U.S. dollars except per share amounts and number of shares)

1.     Basis of Presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Company’s 2002 Annual Report. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Company’s 2002 Annual Report has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2002 Annual Report.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.     Step Acquisition of Ballard Generation Systems Inc. (BGS):

On December 18, 2002, the Company purchased ALSTOM Canada Inc.’s 18.2% interest in BGS.  A preliminary allocation of the purchase price was reflected in the consolidated financial statements for the year ended December 31, 2002. During the three months ended March 31, 2003, the Company finalized its allocation of purchase price to intangible assets and goodwill.  The value of intangible assets was decreased by $2,319,000 for a final value of $12,677,000 and goodwill was increased by $2,319,000 for a final value of $16,726,000.  Amortization of intangible assets has been adjusted in the current period to reflect the change in purchase price allocation.

3.     Share Capital:

As permitted by the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments, the Company adopted the intrinsic method for recording employee and director stock option grants.  As a result, pro-forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of CICA Handbook Section 3870.

During the three months ended March 31, 2003, options for 1,310,230 shares were granted with vesting periods of three years.  There were no options granted in the comparable period in 2002.  The fair value of options issued during the period was $7.27 per share, which was determined using the Black-Scholes valuation model under the following assumptions:

Three months ended March 31
2003

Expected life	7 years
Expected dividends	Nil
Expected volatility	75%
Risk-free interest rate	5%

If computed fair values of the options granted had been amortized to expense over their vesting period, the net loss and net loss per share would have been:

	Three months ended March 31
	2003	2002

Net loss	$22,504	$50,717
Compensation charge related to options granted	4,066	—
Pro-forma net loss	$26,570	$50,717
Pro-forma basic and diluted loss per share	$0.23	$0.48

The Company’s share distribution plan is deemed to be compensatory, which resulted in a compensatory charge to the income statement of $2,354,000 for the three-month period ended March 31, 2003 (2002 - $1,554,000).

As at March 31, 2003, options to purchase 8,525,964 common shares were outstanding.

4.     Supplemental disclosure of cash flow information:

	Three months ended March 31
	2003	2002
Income taxes paid	$119	$252
Non-cash financing and investing activities
Compensatory shares	$3,791	$302

5.     Segmented financial information:

As a result of the Corporate Restructuring announced in December 2002, the Company now operates in three market segments, Transportation, Power Generation and Material Products. The comparative figures have been reclassified to conform with the segmented disclosure adopted in the current year.

Segment revenues and segment (loss) gain represent the primary financial measures used by senior management in assessing performance and allocating resources, and includes the revenues, cost of product revenues and expenses for which segment managers are held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Company’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments.  Therefore, management does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a portfolio basis.

The Company develops, manufactures and markets complete proton exchange membrane (PEM) fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Company develops, manufactures and markets a variety of fuel cell and other power generation products ranging from 1 kW portable power products and larger stationary products to power electronics for the Power Generation market segment.  The Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

	Three months ended March 31
	2003	2002
Revenues
Power Generation	$463	$39
Transportation	28,941	8,349
Material Products	3,694	3,724
Total	33,098	12,112

Segment (loss) gain for period(1)
Power Generation	$(3,514)	$(5,425)
Transportation	(1,612)	(17,945)
Material Products	157	671
Total	$(4,969)	$(22,699)
Corporate amounts
Research and product development	(9,789)	(10,866)
Marketing	(2,354)	(2,232)
General and administrative	(4,734)	(6,197)
Depreciation and amortization	(11,263)	(11,608)
Investment and other income	10,249	2,266
Equity in loss of associated companies	(529)	(306)
Minority interest	3,592	9,465
Business integration and restructuring costs	(2,615)	(7,917)
Other	—	(66)
Loss before income taxes	$(22,412)	$(50,160)

(1)   Research and product development costs directly related to segments are included in segment (loss) gain for the period.

6.     Guarantees:

The Company has issued a letter of credit in the amount of $944,000 related to a lease agreement for premises.  The letter of credit expires December 2003.

7.     Financial Instruments:

The Company enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations.  The purpose of the Company’s foreign currency hedging activities is to reduce the risk of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results.

As at March 31, 2003, the Company has forward foreign exchange contracts to purchase 8,000,000 EUR which mature during 2003.  At March 31, 2003, the Company would receive $437,000 to settle its outstanding forward foreign exchange contracts. As these contracts qualify for accounting as hedges, gains or losses are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions.

8.     Subsequent Events:

Subsequent to March 31, 2003, the Company issued 221,356 common shares to DaimlerChrysler AG for the acquisition of intellectual property with a value of approximately $2.1 million.

In addition, in April 2003 FirstEnergy Corp. (“FirstEnergy”) received approval from the U.S. Securities and Exchange Commission to complete the sale of its interest in BGS to the Company.  The Company will receive FirstEnergy’s 13.2% interest in BGS in return for issuing to FirstEnergy 1,366,063 common shares in the Company for a total value of approximately $32.0 million before transaction costs.  Upon completion of this transaction, BGS will become a wholly owned subsidiary of the Company.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane (PEM) fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, alternative fuel generator sets and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Nissan, Volkswagen, Yamaha, Cinergy and Coleman Powermate, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.